EXHIBIT 99

                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                  Vancouver, BC
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            info@berkleyresources.com


March 3, 2005                                 Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)


                                  PRESS RELEASE

Berkley Resources Inc. (the "Company") reports as follows with respect to its current operations:

Brazeau Area, Alberta:
----------------------

The Company reports that the 5-13-46-13 W5M Nisku natural gas well was placed on production in late February 2005 at an initial facility shake-down rate of 3.0 million cubic feet per day (mmcf/d) and has since been stepped-up to 4.0 mmcf/d. The operator intends to hold the well at this rate for the time being while monitoring the reservoir performance. The well showed substantially greater productive capability on initial tests conducted in late 2004 (see January 5th, 2005 Press Release), however inasmuch as this is the only well producing from this discrete Nisku reef, offset drainage is not an issue. Accordingly, the operator intends to exercise due caution while evaluating optimum producing practices. The Company is evaluating two additional drilling opportunities in this Area, one of which it holds under option while the second is under negotiations. The Company holds 30% working interest in the 5-13 well through payout reducing then to 19.50%.

Senex Area, Alberta:
-------------------

The Company and its partners have completed the planned 3-D seismic program over the joint lands (14 sections) which provides strong support and encouragement relative to this multi-zone prospect. Several new drilling locations have been identified and significant new information has been gained with respect to reservoir characteristics. The Company holds 22.50% to 30% interest in the joint lands. New drilling and completion plans are being developed. Some locations may be accessible during the summer of 2005 while others will have to await the 2005/06 winter drilling season.

Other Projects:
--------------

The Company continues to pursue new opportunities. The Leduc, Crossfield and Sturgeon Lake drilling projects are on schedule for drilling in 2005. Each will be important to Berkley.

For further information with respect to oil and gas operations please contact Jim O'Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211. For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company's Vancouver office at (604) 682-3701.

On behalf of the Board of Directors of Berkley Resources Inc.

"Matt Wayrynen"
------------------------
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.